February 24, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pretium Resources Inc. – Form 40-F for the Year Ended December 31, 2012 File No. 001-35393

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated February 7, 2014 (the “Comment Letter”) addressed to Pretium Resources Inc. (“the Company”) from the staff (the “staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F).

We submit this letter in response to the Comment Letter by providing information in addition to that provided in our letter of January 16, 2014 and for ease of reference, we have reproduced the text of the Staff’s comments in the bold-face typed below, followed by the management’s responses.

Form 40-F for the Year Ended December 31, 2012
Notes to the Consolidated Financial Statements, page B-5
Note 3 – Significant Accounting Policies, page B-5
Exploration and evaluation expenditures, page B-6

1.
We note your response to our prior comment 1 indicates the various factors you considered in your determination of when technical feasibility and commercial viability are demonstrable.  Tell us whether you consider your Feasibility Study for the Brucejack Project included in the Form 6-K dated June 28, 2013, which represents your best selection of the alternative studies and includes a Class 4 cost estimate, demonstrates technical feasibility and commercial viability consistent with paragraphs 5(b) and 17 of IFRS 6.  If you do not believe the Brucejack Project has demonstrated technical feasibility and commercial viability, please tell us what specific criteria/considerations, beyond those already considered in the Feasibility Study, must still be met.

Response: The Company’s final determination of the technical feasibility and commercial viability of the Brucejack Project is dependent on:

a)
An updated feasibility study to incorporate the results of the bulk sample project which was on- going throughout the June 18, 2013 study.  This bulk sample was completed in December 2013.  We aim to deliver this final bankable feasibility study before the end of 2014.

Pretium Resources Inc.
February 24, 2014

b)	Receipt of key environmental permits for the Project’s development which we consider to be critical to the demonstration of the project’s technical feasibility.

Note 4 – Critical Accounting Estimates and Judgments, page B-9
Impairment, page B-9

2.
We note your response to our prior comment 2.  Please clarify for us how you applied paragraph 20(b) of IFRS 6 in determining that no impairment testing indicators existed for the Snowfield Project at December 31, 2012.  In your response, please quantify the following: a) the historical exploration and evaluation expenditures incurred on the Snowfield Project in each of the last three years, and b) the annual amounts you had budgeted or planned to be incurred on the Snowfield Project as of December 31, 2012 for each subsequent year thereto.

Response:

a)	Snowfield exploration and evaluation expenditures for the last three fiscal years: 2010-nil, (being year of acquisition on October 22, 2010); 2011-$278,902; 2012-$270,381.

b)
As of December 31, 2012, the Company had budgeted $2.3million for environmental studies for 2013 for the area containing both the Snowfield Project and Brucejack Project.  For the year ended December 31, 2013, actual spending on environmental studies was approximately $2million.  Costs specifically identifiable to a particular project will be allocated to that project and all other costs will be allocated to each project equally.  The Company prepared an exploration budget for the upcoming fiscal year only.

In light of your comment, we note for your information that as part of our project assessment processes, we did perform an internal management review of the recoverability of the carrying value of the Snowfield Project at December 31, 2012 and concluded that the recoverable amount exceeded the carrying value.

Sincerely,

/s/ Peter De Visser

Peter De Visser
Chief Financial Officer